UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 1, 2008**

CALPINE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**1-12079**	**77-0212977**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

50 West San Fernando Street, San Jose, California 95113
717 Texas Avenue, Houston, Texas 77002
(Addresses of principal executive offices and zip codes)

Registrant's telephone number, including area code: (713) 830-8775

Not applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

TABLE OF CONTENTS

ITEM 2.03 — CREATION OF A DIRECT FINANCIAL OBLIGATION OR AN OBLIGATION UNDER AN OFF-BALANCE SHEET ARRANGEMENT OF A REGISTRANT

On October 1, 2008, Calpine Corporation ("Calpine") notified the administrative agent and the sub-agent in accordance with its Exit Credit Facility of its borrowing on October 2, 2008, of $725 million under the Exit Credit Facility's $1.0 billion senior secured revolving facility. The borrowing will bear interest initially at the base rate (currently 5%) plus the applicable margin of 1.875%, and is payable quarterly. At the end of each interest period, the interest rate on the borrowing may be continued at the base rate plus the applicable margin, or converted to a LIBOR rate, plus a margin of 2.875%, at Calpine's option. The borrowing matures on March 29, 2014, and may be prepaid prior to maturity without penalty. See Item 1.01 of Calpine's Current Report on Form 8-K filed with the Securities and Exchange Commission ("SEC") on February 1, 2008, for a description of the terms and conditions of the Exit Credit Facility, as well as Note 8 of the Notes to Consolidated Financial Statements included in Calpine's Annual Report on Form 10-K for the year ended December 31, 2007, and Note 7 of the Notes to Consolidated Condensed Financial Statements included in Calpine's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008.

The description of the terms of the Exit Credit Facility is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated by reference as Exhibit 10.1 hereto.

ITEM 7.01 — REGULATION FD DISCLOSURE.

On October 1, 2008, Calpine Corporation issued the press release furnished herewith as Exhibit 99.1.

ITEM 9.01 — FINANCIAL STATEMENTS AND EXHIBITS

(d)   *Exhibits*

Exhibit No.	Description
10.1	Credit Agreement, dated as of January 31, 2008, among the Company, as borrower, Goldman Sachs Credit Partners L.P., Credit Suisse, Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc., as co-documentation agents and as co-syndication agents, General Electric Capital Corporation, as sub-agent for the revolving lenders, Goldman Sachs Credit Partners L.P., as administrative agent and as collateral agent and each of the financial institutions from time to time party thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 1, 2008).
99.1	Calpine Corporation Press Release dated October 1, 2008.*

_____

*   Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CALPINE CORPORATION

By: /s/ Kenneth A. Graves

Kenneth A. Graves
Interim Corporate Controller and
Principal Accounting Officer

Date: October 1, 2008

3

EXHIBIT INDEX

Exhibit No.	Description
10.1	Credit Agreement, dated as of January 31, 2008, among the Company, as borrower, Goldman Sachs Credit Partners L.P., Credit Suisse, Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc., as co-documentation agents and as co-syndication agents, General Electric Capital Corporation, as sub-agent for the revolving lenders, Goldman Sachs Credit Partners L.P., as administrative agent and as collateral agent and each of the financial institutions from time to time party thereto (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed with the SEC on February 1, 2008).
99.1	Calpine Corporation Press Release dated October 1, 2008.*

_____

* Furnished herewith.

EXHIBIT 99.1



CONTACTS: NEWS RELEASE

Media Relations: Investor Relations:
Mel Scott   Andre Walker
713-570-4553   713-830-8775
scottm@calpine.com   andrew@calpine.com

Calpine Draws $725 Million Under Its Master Credit Agreement

(HOUSTON, Texas and SAN JOSE, Calif.) **–** Oct.1, 2008 – Calpine Corporation (NYSE:CPN) announced today it is drawing approximately $725 million under its $1 billion Senior Secured Revolving Facility under its Exit Financing, which expires in March 29, 2014.

"This draw is a proactive financial decision to preserve our liquidity by increasing our cash position during this period of uncertainty in the capital markets," said Zamir Rauf, interim executive vice president and chief financial officer. "This draw is not being made to satisfy any near-term needs but to enhance the quality of our liquidity."

With this draw, the company expects to have an estimated $1.265 billion of corporate unrestricted cash on Oct. 1, 2008, as reflected in the table below:

	($mm)
Corporate Unrestricted Cash[1][2]	$1,250
Revolver / LC Availability	15
Liquidity (current)[3]	1,265

(1)   Pro forma for $725 million revolver draw.
(2)   Excludes balances subject to project finance facilities and lease agreements of approximately $246 million which would be included in cash and cash equivalents, the most comparable GAAP measure.
(3)   Does not include $350 million of contingent liquidity from the Knock-In and Contingent Commodity Revolver facilities.

About Calpine
Calpine Corporation is helping meet the needs of an economy that demands more and cleaner sources of electricity. Founded in 1984, Calpine is a major U.S. power company, currently capable of delivering nearly 24,000 megawatts of clean, cost-effective, reliable, and fuel-efficient electricity to customers and communities in 16 states in the United States. The Company operates low-carbon, natural gas-fired, and renewable geothermal power plants. Using advanced technologies, Calpine generates electricity in a reliable and environmentally responsible manner for the customers and communities it serves. Please visit www.calpine.com for more information.

- more -

Forward Looking Information

In addition to historical information, this release contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Words such as "believe," "intend," "expect," "anticipate," "plan," "may," "will" and similar expressions identify forward-looking statements. Such statements include, among others, those concerning expected financial performance and strategic and operational plans, as well as all assumptions, expectations, predictions, intentions or beliefs about future events. You are cautioned that any such forward-looking statements are not guarantees of future performance and that a number of risks and uncertainties could cause actual results to differ materially from those anticipated in the forward-looking statements. Such risks and uncertainties include, but are not limited to: (i) Calpine's ability to implement its business plan; (ii) financial results that may be volatile and may not reflect historical trends; (iii) seasonal fluctuations of results and exposure to variations in weather patterns; (iv) potential volatility in earnings associated with fluctuations in prices for commodities such as natural gas and power; (v) ability to manage liquidity needs and comply with covenants related to its exit credit facility and other existing financing obligations; (vi) Calpine's ability to complete the implementation of its Plan of Reorganization and the discharge of its chapter 11 cases including successfully resolving any remaining claims; (vii) disruptions in or limitations on the transportation of natural gas and transmission of electricity; (viii) the expiration or termination of power purchase agreements and the related results on revenues; (ix) risks associated with the operation of power plants including unscheduled outages; (x) factors that impact the output of Calpine's geothermal resources and generation facilities, including unusual or unexpected steam field well and pipeline maintenance and variables associated with the waste water injection projects that supply added water to the steam reservoir; (xi) risks associated with power project development and construction activities; (xii) ability to attract, retain and motivate key employees including filling certain significant positions within Calpine's management team; (xiii) ability to attract and retain customers and counterparties; (xiv) competition; (xv) risks associated with marketing and selling power from plants in the evolving energy markets; (xvi) present and possible future claims, litigation and enforcement actions; (xvii) effects of the application of laws or regulations, including changes in laws or regulations or the interpretation thereof; and (xviii) other risks identified from time-to-time in Calpine's reports and registration statements filed with the SEC, including, without limitation, the risk factors identified in its Annual Report on Form 10-K for the year ended December 31, 2007. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements and Calpine undertakes no obligation to update any such statements. Unless specified otherwise, all information set forth in this release is as of today's date and Calpine undertakes no duty to update this information. For additional information about Calpine's chapter 11 reorganization or general business operations, please refer to Calpine's Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and any other recent Calpine report to the Securities and Exchange Commission. These filings are available by visiting the Securities and Exchange Commission's website at www.sec.gov or Calpine's website at www.calpine.com.

###